================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ______________________


                              SKILLSOFT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83066P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                GREGORY M. PRIEST
                           CHAIRMAN, PRESIDENT AND CEO
                                 SMARTFORCE PLC
                              900 CHESAPEAKE DRIVE
                             REDWOOD CITY, CA 94063
                                 (650) 817-5900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices)


                                  June 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D

-------------------------                                 ----------------------
CUSIP No. 83066P101                                         Page 2 of 10 pages
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SmartForce Public Limited Company
                                      I.R.S. Identification No.:  Not Applicable
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[_]
                                                                     (b)[_]
         Not applicable
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
  5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]
         Not applicable
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Ireland
--------------------------------------------------------------------------------
                            7.   SOLE VOTING POWER
                                 3,473,930  (See (1) below.)
         NUMBER OF        ------------------------------------------------------
          SHARES            8.   SHARED VOTING POWER
       BENEFICIALLY              6,915,777  (See (2) below.)
       OWNED BY EACH      ------------------------------------------------------
        REPORTING           9.   SOLE DISPOSITIVE POWER
       PERSON WITH               3,473,930  (See (1) below.)
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
                                 Not applicable
--------------------------------------------------------------------------------
 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,389,707 (See (1) and (2) below.)
--------------------------------------------------------------------------------
 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [_]
--------------------------------------------------------------------------------
 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         - Approximately 49.6 percent.  (See (3) below.)
--------------------------------------------------------------------------------
 14.     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

     (1) In the event that the Option described in Items 3 and 4 below becomes exercisable, and is exercised in full, SmartForce Public Limited Company, a corporation organized under the laws of the Republic of Ireland ("SmartForce"), will have sole voting power with respect to, and the sole power to dispose of, 3,473,930 shares of Common Stock, par value $0.001 per share, of SkillSoft Corporation, a Delaware corporation ("SkillSoft"), which, based upon the 17,456,937 shares of SkillSoft Common Stock outstanding as of June 5, 2002 (as represented by SkillSoft in the Merger Agreement described in Items 3 and 4 below), currently equals 19.9% of the outstanding SkillSoft Common Stock. Prior to the exercise of the Option, SmartForce is not entitled to any rights as a stockholder of SkillSoft as to the shares of SkillSoft Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. SmartForce expressly disclaims beneficial ownership of any of the shares of SkillSoft Common Stock which are issuable to SmartForce upon exercise of the Option until such time as SmartForce purchases any such shares of SkillSoft Common Stock upon any such exercise of the Option.

     (2) 6,915,777 shares of SkillSoft Common Stock are subject to SkillSoft Stockholder Voting Agreements between SmartForce and certain officers, directors and other stockholders of SkillSoft, as described in Items 3 and 4 below, which shares are outstanding on June 10, 2002. SmartForce expressly disclaims beneficial ownership of any of the shares of SkillSoft Common Stock subject to the SkillSoft Stockholder Voting Agreements. Based on the number of shares of SkillSoft Common Stock outstanding as of June 5, 2002 (as represented by SkillSoft in the Merger Agreement described in Items 3 and 4 below), the 6,951,777 shares of SkillSoft Common Stock subject to the Voting Agreements which SmartForce may be deemed to beneficially own as of June 10, 2002 represent approximately 39.6% of the outstanding SkillSoft Common Stock.

     (3) Based upon 20,930,867 shares of SkillSoft Common Stock outstanding after the issuance of 3,473,930 shares of SkillSoft Common Stock upon the exercise of the Option described in Items 3 and 4 below.

                                  SCHEDULE 13D


-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 3 of 10 pages
-----------------------                                    ---------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of SkillSoft Corporation, a Delaware corporation ("SkillSoft" or "Issuer"). The principal executive offices of SkillSoft are located at 20 Industrial Park Drive, Nashua, New Hampshire 03062.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this Statement is SmartForce PLC, a public limited liability company organized under the laws of the Republic of Ireland ("SmartForce"). SmartForce is a provider of comprehensive integrated e-learning solutions that help businesses support their critical strategic business initiatives and deploy knowledge globally across their extended enterprise of employees, customers, suppliers, distributors and other business partners. The address of SmartForce's principal business in the United States is 900 Chesapeake Drive, Redwood City, California 94063.

         Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of SmartForce, (ii) the residence or business address of each of the executive officers and directors of SmartForce, and (iii) the present principal occupation or employment of each of the executive officers and directors of SmartForce, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of SmartForce is the same as the address of SmartForce's principal business.

         Neither SmartForce nor, to the knowledge of SmartForce, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the knowledge of SmartForce, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated as of June 10, 2002, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among SmartForce, Slate Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SmartForce ("Merger Sub"), and SkillSoft, and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by stockholders of SkillSoft and SmartForce and receipt of applicable regulatory approvals), Merger Sub will merge with and into SkillSoft and SkillSoft will become a wholly-owned subsidiary of SmartForce (such

                                  SCHEDULE 13D


-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 4 of 10 pages
-----------------------                                    ---------------------

          events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into SkillSoft, with SkillSoft remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

          As an inducement to SmartForce to enter into the Merger Agreement and in consideration thereof, SmartForce and SkillSoft entered into a SmartForce Stock Option Agreement, dated as of June 10, 2002, a copy of which is attached hereto as Exhibit 2 (the "Stock Option Agreement"), pursuant to which SkillSoft granted SmartForce an irrevocable option (the "Option") to acquire, subject to certain conditions, up to 3,473,930 shares of SkillSoft Common Stock as of the first date, if any, upon which an event occurs giving rise to SmartForce's right to exercise the Option, for a purchase price of $14.93 per share. SkillSoft's obligation to issue shares to SmartForce pursuant to the exercise of the Option is subject to the occurrence of certain events, which may not occur. The granting of the Option was negotiated as a material term of the transactions contemplated by the Merger Agreement. SmartForce did not pay additional consideration to SkillSoft in connection with the Stock Option Agreement or the granting of the Option by SkillSoft.

         As a further inducement to SmartForce to enter into the Merger Agreement and in consideration thereof, certain officers, directors and other stockholders of SkillSoft (collectively, the "Stockholders") entered into individual SkillSoft Stockholder Voting Agreements with SmartForce, a copy of the form of which is attached hereto as Exhibit 3 (the "Voting Agreement"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of SkillSoft Common Stock owned beneficially and of record by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. SmartForce did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

          References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this Statement relates to the acquisition of SkillSoft by SmartForce pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of SmartForce, with and into SkillSoft, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and SkillSoft will continue as the Surviving Corporation and as a wholly-owned subsidiary of SmartForce. By virtue of the Merger, each holder of outstanding shares of SkillSoft Common Stock will receive, in exchange for each share of SkillSoft Common Stock held by such holder, 2.3674 (the "Exchange Ratio") shares of validly issued and

                                  SCHEDULE 13D


-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 5 of 10 pages
-----------------------                                    ---------------------

          fully paid American Depositary Shares of SmartForce ("SmartForce ADSs"). Each SmartForce ADS represents one ordinary share of SmartForce, nominal value (euro)0.11 per share. In connection with the Merger, SmartForce will also assume each outstanding option to purchase SkillSoft Common Stock under SkillSoft's existing stock option plans, and thereafter, each such option will become an option to purchase that number of SmartForce ADSs as is equal to the number of shares of SkillSoft Common Stock subject to such stock option immediately prior to the Merger multiplied by the Exchange Ratio and rounded down to the nearest whole number. The price per share of the assumed option will be equal to the exercise price per share of SkillSoft Common Stock at which such stock option was exercisable immediately prior to the Merger divided by the Exchange Ratio and rounded up to the nearest whole cent.

          Pursuant to the Stock Option Agreement, SkillSoft granted SmartForce the Option to acquire, subject to certain conditions, up to a number of shares of SkillSoft Common Stock equal to 19.9% of the issued and outstanding SkillSoft Common Stock as of the first date, if any, upon which an event occurs giving rise to SmartForce's right to exercise the Option, for a purchase price of $14.93 per share. SkillSoft's obligation to issue shares to SmartForce pursuant to the exercise of the Option is subject to the occurrence of certain events which may not occur.

          Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed SmartForce and any individual designated by SmartForce as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give SmartForce the limited right to vote or deliver a consent with respect to each of the shares of SkillSoft Common Stock owned of record and beneficially by the Stockholders, at every annual, special, adjourned postponed meeting of the stockholders of SkillSoft and in every written consent in lieu of such a meeting (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against any matter that is inconsistent with the consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Stockholders may vote their shares of SkillSoft Common Stock on all other matters submitted to the stockholders of SkillSoft for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

          The purpose of the Stock Option Agreement and the Voting Agreements is to enable SmartForce and SkillSoft to consummate the transactions contemplated under the Merger Agreement.

          (c) Not applicable.

          (d) Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of SkillSoft immediately prior to the effective time of the Merger will be the initial officers of the Surviving Corporation, to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. SmartForce will appoint each of the directors and officers of Merger Sub.

                                  SCHEDULE 13D


-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 6 of 10 pages
-----------------------                                    ---------------------

          (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of SkillSoft will be amended and restated in its entirety to be the same as in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of the Surviving Corporation will be SkillSoft Corporation), and such Certificate of Incorporation of SkillSoft, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of SkillSoft and such Bylaws.

          (h) - (i) Upon consummation of the Merger, the SkillSoft Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

          (j) Other than described above, SmartForce currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although SmartForce reserves the right to develop such plans.

          References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) In the event that the Option becomes exercisable, and is exercised in full, SmartForce will have sole voting power with respect to, and the sole power to dispose of, 3,473,930 shares of SkillSoft Common Stock which, based upon the 17,456,937 shares of SkillSoft Common Stock outstanding as of June 5, 2002 (as represented by SkillSoft in the Merger Agreement described in Items 3 and 4 above), currently equals 19.9% of the outstanding SkillSoft Common Stock. Prior to the exercise of the Option, SmartForce is not entitled to any rights as a stockholder of SkillSoft as to the shares of SkillSoft Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of the Exercise Events described in
          Item 4 above, none of which has occurred as of the date hereof. SmartForce expressly disclaims beneficial ownership of any of the shares of SkillSoft Common Stock

                                  SCHEDULE 13D


-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 7 of 10 pages
-----------------------                                    ---------------------

          which are issuable to SmartForce upon exercise of the Option until such time as SmartForce purchases any such shares of SkillSoft Common Stock upon any such exercise of the Option.

          As a result of the Voting Agreements, SmartForce may be deemed to be the beneficial owner of at least 6,915,777 shares of SkillSoft Common Stock as of June 5, 2002. Such SkillSoft Common Stock constitutes approximately 39.6% of the issued and outstanding shares of SkillSoft Common Stock, based on the 17,456,937 shares of SkillSoft Common Stock outstanding as of June 10, 2002 (as represented by SkillSoft in the Merger Agreement described in Items 3 and 4 above). SmartForce also may be deemed to have shared voting power with respect to the foregoing shares of SkillSoft Common Stock with respect to certain matters related to the Merger. However, SmartForce (a) is not entitled to any rights as a stockholder of SkillSoft as to the foregoing shares of SkillSoft Common Stock, and (b) disclaims any beneficial ownership of the shares of SkillSoft Common Stock which are covered by the Voting Agreements.

          To the knowledge of SmartForce, no person listed on Schedule A hereto has an equity or other ownership interest in SkillSoft.

          Set forth on Schedule B hereto is the name of those stockholders of SkillSoft that have entered into a Voting Agreement with SmartForce, and to the knowledge of SmartForce, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (c) To the knowledge of SmartForce, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

          (d) To the knowledge of SmartForce, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference.

          In connection with the Merger Agreement, certain stockholders of SkillSoft (each an "Affiliate") have each entered into an affiliate agreement with SmartForce (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, transfer, or otherwise dispose of any SmartForce ADSs issued to such Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d)(1) and, to the extent required by the terms of the Deposit Agreement (as defined

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 83066P101                                           Page 8 of 10 pages
-----------------------                                    ---------------------

          in the Affiliate Agreement), Rule 144(h), or (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, or (iii) Affiliate delivers to SmartForce a written opinion of counsel, reasonably acceptable to SmartForce in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

          References to, and descriptions of, the Affiliate Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the form of Affiliate Agreement filed as
          Exhibit 4 to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

          References to, and descriptions of, the Merger Agreement and the form of Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements listed as Exhibits 1 and 2 to this
          Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits to this Statement:

          1. Agreement and Plan of Merger, dated as of June 10, 2002, by and among SmartForce PLC, a company organized under the laws of the Republic of Ireland ("SmartForce"), Slate Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SmartForce, and SkillSoft Corporation, a Delaware corporation.

          2. SmartForce Option Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and SkillSoft Corporation, a Delaware corporation.

          3. Form of SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and certain stockholders of SkillSoft Corporation set forth on Schedule B hereto.

          4. Form of SkillSoft Affiliate Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and certain stockholders of SkillSoft Corporation.

                                  SCHEDULE 13D
-------------------------                                 ----------------------
CUSIP No. 83066P101                                         Page 9 of 10 pages
-------------------------                                 ----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SMARTFORCE PUBLIC LIMITED COMPANY

                                                   June 14, 2002
                                     -------------------------------------------
                                                     (Date)


                                             /s/ Gregory M. Priest
                                     -------------------------------------------
                                                  (Signature)


                                               Gregory M. Priest
                                            Chairman, President and CEO
                                     -------------------------------------------
                                                  (Name/Title)

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF SMARTFORCE PUBLIC LIMITED COMPANY

     The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of SmartForce. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o SmartForce PLC, 900 Chesapeake Drive, Redwood City, CA 94063.

        Name and Business Address                  Title and Present Principal Occupation
------------------------------------------     ----------------------------------------------------
Gregory M. Priest                              Chairman, Chief Executive Officer and President

Jeffrey N. Newton                              Chief Customer Officer

Colm M. Darcy*                                 Executive Vice President, Research and Development

Ronald C. Conway                               Founder and Managing Partner, Angel Investors, L.P.
   Angel Investors, L.P.
   76 Adam Way
   Atherton, CA 94027

John M. Grillos                                Chief Executive Officer, meVC Draper Fisher Jurvetson
   meVC Draper Fisher Jurvetson Fund I         Fund I
   400 Seaport Court, #105
   Redwood City, CA 94063

Patrick J. McDonagh*                           Chairman, Riverdeep Group PLC
   Riverdeep Interactive Learning Ltd.
   Styne House
   3/rd/ Floor
   Upper Hatch Street
   Dublin 2
   Ireland

James S. Kryzwicki                             Senior Vice President and General Manager, Enterprise
   Divine, Inc.                                Content, Divine, Inc.
   1301 North Elston Avenue
   Chicago, IL 60622

Ferdinand von-Prondzynski*                     President, Dublin City University
   Dublin City University
   Dublin 9
   Ireland

* Citizen of Ireland

                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                     WITH SMARTFORCE PUBLIC LIMITED COMPANY

     The following table sets forth the name and present principal occupation or employment of each Stockholder of SkillSoft that has entered into the Voting Agreement with SmartForce in connection with the Merger Agreement, and the aggregate number of shares of SkillSoft Common Stock owned by each such Stockholder as of June 10, 2002. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o SkillSoft Corporation, 20 Industrial Park Drive, Nashua, New Hampshire 03062.

--------------------------------------------------------------------------------------------------------------------

       Name and Business Address             Present Principal Occupation or             Shares of SkillSoft
        of SkillSoft Directors                        Employment                               Owned
--------------------------------------------------------------------------------------------------------------------
Charles E. Moran                          Chairman of the Board, Chief Executive
                                          Officer and President of  SkillSoft             410,459
                                          Corporation
--------------------------------------------------------------------------------------------------------------------
Stewart K.P. Gross                        Managing Director and Member of Warburg         0
Warburg, Pincus Ventures, L.P.            Pincus LLC
466 Lexington Avenue, 10/th/ Floor
New York, New York 10017-3147
--------------------------------------------------------------------------------------------------------------------
C. Samantha Chen                          Managing Director and Member of Warburg         0
Warburg, Pincus Ventures, L.P.            Pincus LLC
466 Lexington Avenue, 10/th/ Floor
New York, New York 10017-3147
--------------------------------------------------------------------------------------------------------------------
James Adkisson
                                          Partner at Growth Resources International       144,830
--------------------------------------------------------------------------------------------------------------------
William T. Coleman III                    Chairman of the Board and Chief Executive       0
BEA Systems, Inc.                         Officer of BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
--------------------------------------------------------------------------------------------------------------------
John J. Neuhauser                         Dean of the Faculty and Academic Vice           0
Boston College                            President of Boston College
84 College Road
Chestnut Hill, Massachusetts 02467
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

       Name and Business Address                Present Principal Occupation or              Shares of SkillSoft
   of SkillSoft Executive Officers Who                    Employment                                Owned
     Are Not SkillSoft Directors
--------------------------------------------------------------------------------------------------------------------
Thomas J. McDonald                           Chief Financial Officer, Vice President,
                                             Operations, Treasurer and Secretary             137,541
--------------------------------------------------------------------------------------------------------------------

Mark A. Townsend                             Vice President, Product Development             323,333
--------------------------------------------------------------------------------------------------------------------

Jerald A. Nine, Jr.                          Executive Vice President, Sales and             290,000
                                             Marketing and General Manager, Books
                                             Division
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

       Name and Business Address
    of Other SkillSoft Stockholders
--------------------------------------------------------------------------------------------------------------------
Warburg, Pincus Ventures, L.P.               Principal Business: Venture Capital Firm        5,609,524
(Delaware limited partnership),
Warburg, Pincus & Co. (New York
general partnership), Warburg
Pincus LLC (New York limited
liability company)
466 Lexington Avenue, 10/th/ Floor
New York, New York 10017-3147
--------------------------------------------------------------------------------------------------------------------

                                  Exhibit Index

1. Agreement and Plan of Merger, dated as of June 10, 2002, by and among SmartForce PLC, a company organized under the laws of the Republic of Ireland ("SmartForce"), Slate Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SmartForce, and SkillSoft Corporation, a Delaware corporation.

2. SmartForce Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and SkillSoft Corporation, a Delaware corporation.

3. Form of SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and certain stockholders of SkillSoft Corporation set forth on Schedule B hereto.

4. Form of SkillSoft Affiliate Agreement, dated as of June 10, 2002, by and between SmartForce PLC, a company organized under the laws of the Republic of Ireland, and certain stockholders of SkillSoft Corporation.

                                      -3-